

Zulya Corporation
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $124,000

Offering End Date: March 27, 2023

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $40,000

Company Details:

Name: Zulya Corporation

Founded: February 11, 2021

Address: 4445 Corporation Ln, Ste. 264
              Virginia Beach, VA 23462

Industry: Limited-Service Restaurants

Employees: 5

Website: https://www.pitsa.pizza/

Use of Funds Allocation:

If the maximum raise is met:

$50,000 (40.32%) – of the proceeds will go towards equipment
$45,420 (36.63%) – of the proceeds will go towards working capital
$23,000 (18.55%) – of the proceeds will go towards refinancing debt
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 539 Followers



Business Metrics:

	FY21	FY22
Total Assets	$98,021	$97,200
Cash & Cash Equivalents	$98,021	$2,940
Accounts Receivable	$0	$0
Short-term Debt	$3,270	$0
Long-term Debt	$0	$0
Revenue	$0	$151,542
Cost of Goods Sold	$5,536	$100,892
Taxes	$0	$0
Net Income	-$45,704	-$86,551

Recognition:

Zulya Corporation (DBA PITSA) has been in business since 2021 and now has two locations in Virginia Parkway Center and Nuckols Road and 12 signature pitsa pies. Pitsa has a twist on traditional pizza and an infusion of flavors from India, Thailand, Turkey, and China.

About:

Zulya Corporation (DBA PITSA) is a love letter to all the things that make pizza one of the most beloved foods in the world. They drew inspiration from our modern society to create a melting pot of cultures in one dish in an authentically inauthentic taste. They will be expanding their kitchen to operate two virtual (ghost kitchen) restaurant brands from their kitchen using their existing real estate and kitchen space to operate these brands.

For more information, contact our Customer Support Team at support@thesmbx.com

